30 October 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 140,000 Reed Elsevier PLC ordinary shares at a price of 1008.8376p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 131,544,435 ordinary shares in treasury, and has 1,138,499,210 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 32,097,601 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 81,000 Reed Elsevier NV ordinary shares at a price of €17.9929 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 76,475,244 ordinary shares in treasury, and has 660,243,999 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 18,580,051 shares.